TransAlta delivers strong second quarter results

Second Quarter Highlights:

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Earnings from continuing operations of $0.13 per share compared to $0.08 per share in 2004

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Improved earnings from continuing operations reflect increased revenues, reduced costs on planned maintenance and higher gross margin from Energy Marketing

CALGARY, Alberta (July 21, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced earnings from continuing operations of $24.8 million ($0.13 per share), compared to $15.5 million ($0.08 per share) for the second quarter 2004.  Net earnings were also $24.8 million ($0.13 per share) in the quarter as there were no earnings from discontinued operations.  A $9.6 million after tax gain ($0.05 per share) from the final settlement on disposal of the Transmission operation resulted in net earnings of $25.1 million ($0.13 per share) for the second quarter 2004.

“We are pleased with our performance in the second quarter,” said Steve Snyder, TransAlta president and CEO. “The strong financial results demonstrate our commitment to focus on productivity gains and cost control as well as our ability to capitalize on market opportunities.”

Cash generated from operating activities for the quarter was $103.6 million, compared to $85.7 million in the second quarter 2004 resulting mainly from improved operating earnings.

Earnings from continuing operations for the six months ended June 30, 2005 were $0.39 per share versus $0.33 for the year prior.  Net earnings were $76.5 million ($0.39 per share), compared to $72.3 million ($0.38 per share) for the same period in 2004.

For the six months ended June 30, 2005, cash from operating activities was $242.1 million, compared to $270.0 million for the same period in 2004.  Capital expenditures were $144.9 million during the first six months of 2005, compared to $167.7 million for the first six months of 2004. Net debt was reduced by a further $35.5 million.

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TransAlta consolidated financial highlights

	3 months ended June 30				6 months ended June 30
(In millions except per share amounts)	2005		2004		2005		2004
	Amount	Per share	Amount	Per share	Amount	Per share	Amount	Per share
Revenue	$ 621.2		$ 592.9		$1,305.5		$1,247.9
Net earnings from continuing perations	$ 24.8	$ 0.13	$ 15.5	$ 0.08	$ 76.5	$ 0.39	$ 62.7	$ 0.33
Gain on disposal of discontinued eration, net of tax	-	-	$ 9.6	$ 0.05	-	-	$ 9.6	$ 0.05
Net earnings	$ 24.8	$ 0.13	$ 25.1	$ 0.13	$ 76.5	$ 0.39	$ 72.3	$ 0.38
Comparable earnings*	$ 24.8	$ 0.13	$ 8.0	$ 0.04	$ 76.5	$ 0.39	$ 57.9	$ 0.30
Cash flow from operating activities	$ 103.6		$ 85.7		$ 242.1		$ 270.0

	3 months ended June 30		6 months ended June 30
	2005	2004	2005	2004
Availability (%)	84.1	85.2	88.7	90.1
Production (GWh)	12,124	12,088	25,230	25,461
Electricity trading volumes (GWh)	21,376	17,803	41,353	35,989
Gas trading volumes (million GJ)	65.8	107.5	154.8	182.9

* Presenting earnings on a comparable basis from period to period provides management with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.  An explanation of this non-GAAP financial measure can be found on page 17 of the MD&A.

In the second quarter 2005, TransAlta:

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Announced it would begin negotiations with the Ontario Power Authority for a contract at the Sarnia Regional Cogeneration Plant.

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Renewed its $1.5 billion committed revolving credit facility for a three-year term.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520    Fax (403) 267-2590

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com